

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2007

Mr. Michael S. McDevitt
Chief Executive Officer, Chief Financial Officer
Medifast, Inc.
11445 Conhill Drive
Owings Mills, MD 21117

> **Re: Medifast, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-23016**
> **Supplemental Response dated May 25, 2007**

Dear Mr. McDevitt:

We have reviewed the above filings and have the following accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 16, 2007

General

1.   Your response letter dated May 25, 2007, refers to changes you have made to your Form 10-K. We note that such an amended Form 10-K has not as yet been filed. Please note that accounting comments will not be cleared until all outstanding accounting comments have been resolved and an amendment has been filed.

2.   Please confirm to us that your auditor has performed additional accounting procedures relative to all changes that you are making to your financial statements and footnotes.

Management's Discussion and Analysis…, page 13

2006 Comparison with 2005, page 13

Revenue, page 13

3.   We note your response to prior comment 1 in our letter dated April 26, 2007. As an exhibit to your response, you provided a table detailing sales for 2006 that includes a sales total on page 17 of $80,861,926. Yet your financial statements indicate that sales totaled $74,086,000. Likewise, your table for 2005 indicates a sales total on page 24 of $42,140,749, yet your financial statements indicate that sales totaled $40,129,000. Please explain these apparent discrepancies. You also include additional information for 2006 on page 18 and for 2005 on pages 25 and 26. Explain how this additional information relates to the other tables and how these additional numbers together with the other tables reconcile to your financial statements.

Quantitative and Qualitative Disclosures About Market Risk

4.   We note your response to prior comment 9 in our letter dated April 26, 2007. Your proposed disclosure fails to comply with the requirements of Regulation S-K, Item 305. You must provide the tabular presentation, sensitivity analysis, or value at risk disclosures contemplated by our rules.

Consolidated Statements of Income, page 24

5.   Reclassify the loss on sale of CCS to income from operations. Refer to SFAS 144, paragraph 45.

Note 2 – Summary of Significant Accounting Policies, page 29

6.   Your returns policy within your revenue recognition policy is unclear. You state that "refunds are recorded as a reduction of revenue when paid" but then discuss the estimated returns that you accrue. These ideas appear to conflict. Clarify whether you estimate returns when revenue is recorded, or whether you recognize returns only when the related revenue is collected. If you estimate returns when revenue is recorded and make subsequent adjustments when the revenue is collected, state as such.

7.   We note your response to prior comment 13 and are unable to agree with your conclusions. With regard to CCS and Medifast Weight Control Centers, it appears that you believe that SFAS 131 allows for operating segments not meeting certain quantitative thresholds to be reported together with other operating segments. We refer you to paragraphs 18 to 24 of SFAS 131. Specifically, paragraph 21 requires that information about other business activities and operating segments that are not reportable be combined and disclosed in an "all other" category. SFAS 131 does not contemplate reporting information for operating segments that do not meet the quantitative thresholds described in paragraph 18 with those operating segments that do meet the quantitative thresholds. Please revise your financial statements and MD&A accordingly.

8.   Prior comment 13 requested that you provide to us a copy of the financial reports that you provided to your chief operating decision maker ("CODM") for the years ended December 31, 2006 and 2005. Please confirm that the financial statements you have provided for Jason Pharmaceuticals, Inc., and Jason Properties, Inc., represent all of the financial reports provided to your CODM, or forward to us the remaining reports.

9.   Your revised disclosure as presented in response to prior comments 15 and 16 appears to be inconsistent. For example, in response to comment 15, you indicate that goodwill and other intangible assets are tested annually for impairment in the fourth quarter. Then, in response to comment 16, you eliminate the language "in the fourth quarter." Please provide draft comprehensive revised disclosure in response to our prior comments as well as to our additional comments included immediately below.

10.   Your revised disclosure in response to prior comments 15 and 16 indicates that goodwill and other intangible assets are assessed by comparing the projected discounted net cash flows to carrying amounts. However, SFAS 142 requires that intangible assets subject to amortization be reviewed for impairment in accordance with SFAS 144, which states that the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the *undiscounted* cash flows expected to result from the use and eventual disposition of the asset. Revise your accounting and disclosure accordingly.

11.   Your response to prior comment 16 addresses our request to indicate the life over which trademarks and patents are being amortized by stating that patents are amortized over their estimated useful life and that trademarks are not being amortized. This response is insufficient. Revise your disclosure to clearly state the range of years over which the finite lived assets are being amortized. We reissue prior comment 16.

Note 7 – Trademarks and Intangibles

12.   Amend your chart in Note 7 to separate finite-lived and infinite-lived assets in the "trademarks and patents" line. Additionally, supplementally support your position that your trademarks are infinite-lived. We note that trademarks lacking a history of longevity cannot generally be assumed to have infinite lives.

13.   We note your response to prior comment 18 and do not believe that it sufficiently addresses our concerns. Explain to us how a 5-year life for customer lists was determined. Tell us whether these assets are amortized on a straight-line basis and, if so, support that decision. Tell us the age of each list that you currently own and the converted-to-sale percentage rate for each list over each of the five years 2002 to 2006.

14.   Explain to us why you amortized customer lists during the quarters of 2006 as follows and how these numbers reconcile to your response to prior comment 18.

First Quarter:	$419,000
Second Quarter:	$178,000
Third Quarter:	$179,000
Fourth Quarter:	$190,000

Form 10-K (Amendment No. 1) filed May 2, 2007

Directors, Executive Officers, and Corporate Governance, page 4

15.   Amend your filing to state the nature of the family relationships among Bradley T. MacDonald, Michael C. MacDonald, and Margaret MacDonald; and between Michael J. McDevitt and Michael S. McDevitt. Also disclose any other family relationships that exist between any director, executive officer, or person nominated or chosen by you to become a director or executive officer. If the individuals above with common surnames are not related, clarify this fact in your filing. Refer to the requirements of Regulation S-K, Item 401(d).

Form 10-Q filed May 10, 2007

General

16.   Amend your Form 10-Q to comply with all applicable comments issued on your Form 10-K.

17.   Revise your filing to include a signature section. Refer to the instructions to Form 10-Q.

Note 4 – Goodwill and Other Intangible Assets, page 7

18.   Explain to us how you calculated amortization expense of customer lists of
        $182,000 for the first quarter of 2007. Based upon your response to prior
        comment 18, we would expect quarterly amortization of customer lists to be at
        least $317,000 per quarter based on 5-year straight-line amortization.

Management's Discussion and Analysis, page 12

19.   Amend your document to explain why selling, general and administrative
        expenses increased by $1,474,000 or 13%. Your current disclosure omits any
        explanation of the changes in this line on your statements of income or any
        explanation for the decrease in income from operations.

Closing Comments

        As appropriate, please amend your filing(s) and respond to these comments
within 10 business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of amendment(s) to expedite our review. Please
furnish a cover letter with your amendment(s) that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment(s) and responses to our comments.

        You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief